SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Av. Brig. Faria Lima, 3400, 19º e 20º andares e 15º andar - parte

São Paulo/SP

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

Companhia Siderúrgica Nacional (“CSN” or the “Company”), pursuant to Article 157, paragraph 4, of Law 6404/76 and CVM Instruction 358/02, hereby informs its shareholders and the market in general that its wholly-owned subsidiary CSN Steel S.L. (“CSN Steel”), a company based in Spain which concentrates certain operating assets of the Company in Europe, executed on May 19, 2011, with Grupo Alfonso Gallardo, S.L.U. (“AG Group”), a share purchase  agreement (the “Agreement”), which establishes, among other terms and conditions, (i) the acquisition of all the shares of Cementos Balboa S.A. (“Balboa”), Corrugados Azpeitia, S.L. (“Azpeitia”) and Corrugados Lasao, S.L.U. (“Lasao”), held by the AG Group, in accordance with the Memorandum of Understanding previously signed and disclosed as a Material Fact on December 9, 2010, as well as, (ii) the acquisition of the total shares held by the AG Group in the companies  Stahlwerk Thüringen GmbH (“SWT”) and Gallardo Sections S.L.U. (“Gallardo Sections”)  (the “Transaction”).

Balboa is a cement and clinker producer located in the Extremadura region in Spain, with an installed production capacity of 1.4 million tonnes of cement and 1.1 million tonnes of clinker per year. Balboa owns a limestone and shale mine within a distance of 5 km from the plant.

Azpeitia and Lasao are long steel manufacturers with plants in the Basque Country. Azpeitia is specialized in the production of rebars and has an installed production capacity of 1.1 million tonnes per year, while Lasao produces electro-welded mesh and has an installed production capacity of 200,000 tonnes per year.

SWT is a long steel manufacturer located in Unterwellenborn, Germany. SWT is specialized in the production of steel profiles with installed production capacity of 1.1 million tonnes per year.

Gallardo Sections is a steel distributor under the AG Group.

Subject to adjustments, pursuant to the Agreement, CSN Steel will pay €543 million for the acquisition of the abovementioned shares, and will assume approximately €403 million in indebtedness and further adjustments.

The Transaction aims to strengthen CSN’s presence in the cement and long steel sectors, reinforcing its world-class project portfolio composed of high-quality assets and mineral reserves.

The Transaction will be submitted to necessary regulatory and/or antitrust approvals, and its closing is still subject to other conditions which are inherent to transactions of this nature.

São Paulo, May 19, 2011

Companhia Siderúrgica Nacional

Paulo Penido Pinto Marques

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 19, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.